                                                                     Exhibit 4.2

                                    AGREEMENT

     THIS AGREEMENT (the "AGREEMENT") is made as of March 14, 2006 (the
"EFFECTIVE DATE"), by and between (i) FIMSCO, Limited Partnership (the
"INVESTOR"), an Israeli limited partnership, (ii) Cotserv Commercial and
Technical Services Ltd. ("COTSERV"), an Israeli company and (iii) Mr. Shmuel
Shiloh (ID No. 051704005) (Cotserv and Mr. Shmuel Shiloh, collectively,
"SHILOH").

     WHEREAS, Scope Metal Trading & Technical Services Ltd. (the "COMPANY") is
an Israeli public company (Company No. 520037425), whose shares are traded on the Tel-Aviv Stock Exchange (the "TASE"); and

     WHEREAS, Shiloh directly and indirectly holds 3,889,880 Ordinary Shares of the Company, nominal value NIS 1.00 each, constituting approximately 50.63% of the Company's issued and outstanding share capital; and

     WHEREAS, on even date hereof, the Investor is about to consummate a Private
Placement Agreement (the "PURCHASE AGREEMENT") with the Company, pursuant to which, at the Closing (as such term of defined in the Purchase Agreement) the
Investor will purchase from the 2,935,000 Ordinary Shares of the Company constituting 27.64% of the Company's issued and outstanding share capital and
25.09% of the Company's share capital on a fully diluted basis, for an aggregate purchase price of NIS 157,022,500; and

     WHEREAS, Shiloh and the Investor (each, a "SHAREHOLDER" and, collectively, the "SHAREHOLDERS") wish to set forth the general terms and conditions with respect to their relationship vis-a-vis the Company as of the date hereof.

     NOW, THEREFORE, in consideration of the mutual promises contained in this
Agreement, the parties hereto agree as follows: Unless otherwise specifically stated herein, all capitalized terms used herein shall have the meaning assigned to them in the Purchase Agreement.

1. BOARD OF DIRECTORS:

1.1. The Shareholders hereby agree to vote all of the Ordinary Shares of the
Company now or hereafter owned or controlled by them (including without limitation, Ordinary Shares owned by them upon exercise of any options or warrants to purchase Ordinary Shares or other convertible securities of the
Company or upon conversion of convertible securities of the Company into
Ordinary Shares), whether beneficially or otherwise held by them, for the election to the Company's Board of Directors, effective as of the Closing, of
(i) an equal number of three directors designated by each of Shiloh and the
Investor and (ii) two external directors, one of which shall be designated by the Investor and the other shall be designated by Shiloh (the directors designated by the Investor shall hereinafter be referred to as the "INVESTOR'S
DIRECTORS").

1.2 The Shareholders shall appoint an Executive Committee for consultation purposes, which shall comprise of Messrs. Shiloh and Gil Hever and Messrs. Ishay
Davidi and Yarom Oren. For the avoidance of doubt, the Executive Committee is not a committee of the Company and may not bind the Company in any way.

1.3 In the event of any share split, share dividend, recapitalization, reorganization, combination or the acquisition or receipt of additional Company shares, the provisions of this Agreement shall apply also to any Ordinary Shares issued to or otherwise held by the Shareholders.

2. RIGHT OF FIRST OFFER

2.1. If any Shareholder wishes to sell or otherwise transfer any or all of such
Shareholder's shares in the Company (the "SELLING PARTY"), such Shareholder shall be required to first offer the shares that such Shareholder wishes to transfer (the "OFFERED SHARES") to the other Shareholder (the "OFFEREE"). The
Selling Party shall send the Offeree a written offer in which the Selling Party shall specify the following information (the "OFFER"): (i) the number of Company shares that the Selling Party proposes to sell or transfer; (ii) a representation and warranty that the shares proposed to be sold or transferred are free and clear of all pledges, debts, security interests and other third party interests; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, and the requested terms of payment thereof.

2.2. The Offer shall constitute an irrevocable offer made by the Selling Party to sell to such Offeree the shares covered by the Offer, upon the terms specified in the Offer and as described below.

2.3. If the Offeree wishes to purchase the Offered Shares it shall notify the
Selling Party of its agreement to purchase the Offered Shares as follows: (i) in the event that the Offered Shares represent less than ten percent (10%) of the issued and outstanding share capital of the Company, within 6 business days of receipt of the Offer; (ii) in the event that the Offered Shares represent more than ten percent (10%) but less than twenty percent (20%) of the issued and outstanding share capital of the Company, within 14 business days of receipt of the Offer; and (iii) in the event that the Offered Shares represent more than twenty percent (20%) of the issued and outstanding share capital of the Company, within 21 business days of receipt of the Offer.

2.4. If the Offeree declines to purchase the Offered Shares upon the terms specified in the Offer or does not respond to the Offer within the relevant number of days (specified in Section 2.3 above) of receipt of the Offer, the
Selling Party may sell the Offered Shares to a third party, provided that such sale is consummated (i) in a bona fide transaction (ii) at a price that is not lower than that specified in the Offer, (iii) upon payment terms that are no more favorable to the purchaser than those specified in the Offer, all within 90 days of the expiration of the relevant number of days (specified in Section 2.3 above), and (iv) subject to Section 3 below.

2.5. If the Offeree agrees to purchase the Offered Shares on the terms specified in the Offer, the Offered Shares shall become the property of the Offeree, against payment of the consideration as specified in the Offer.

2.6. Notwithstanding the foregoing, the provisions of this Section 2 and Section
3 below shall not apply to (i) the transfer of Company securities to a Permitted
Transferee (as defined below), (ii) the sale of up to an aggregate amount since the Closing Date of 10% of the Company's issued and outstanding share capital by each Shareholder by means of a market trade on a stock exchange, or (iii) the transfer of shares in connection with the realization of a pledge, if any, created by the Investor for the benefit of a banking institution on the
Company's shares held by the Investor.

For purposes of this Section 2 and Section 3 below; "PERMITTED TRANSFEREE" means
(i) the Shareholder's immediate family members, (ii) any affiliated fund managed by the same management company or by an affiliate thereof and/or the investors of the Investor; or (iii) an entity controlled by, controlling, or under common control with a Shareholder or any Permitted Transferee set forth in (i) or (ii);
provided that in each case the Permitted Transferee has agreed in writing to assume and be bound by all of the Shareholder's obligations hereunder as if it were an original party hereto.

3. TAG ALONG

3.1. Notwithstanding Section 2 above, in the event that a party hereto (the "TAG
ALONG SHAREHOLDER") has not acquired the Offered Shares pursuant to Section 2 above, it shall have the right to notify the Selling Party, within 3 business days after it has been informed of the identity of the proposed purchaser (the
"PROPOSED PURCHASER"), of its intention to exercise its Tag Along Right pursuant to this Section (the "TAG ALONG NOTICE"). Following the Tag Along Notice, the
Tag Along Shareholder shall add to the securities being sold by the Selling
Party to the Proposed Purchaser that number of securities which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, as the ratio that the number of Offered Shares bears to the Selling Party's total number of Ordinary Shares, and upon the same terms and conditions under which the Selling Party's securities shall be sold.

3.2. In the event that the Tag Along Shareholder exercises its right hereunder, the Selling Party must cause the Proposed Purchaser to add such securities to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement or, in the event that the Proposed Purchaser declines to purchase the total number of shares that the parties wish to sell, the Selling Party shall reduce the number of securities that it proposes to sell to the Proposed
Purchaser (in which case, all Shareholders participating in the sale to the
Proposed Purchaser shall contribute the identical portion of securities relative to their total holdings of Ordinary Shares), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

4. BRING ALONG.

In the event that a Shareholder wishes to accept an offer to sell all of the
Company shares it holds to any third party at a price per Company share reflecting a Company valuation of not less than US$500 million (adjusted on a dollar for dollar basis for any equity investments in the Company post-Closing), and such third party has made its offer contingent upon the sale to such third party of all of the Company's shares held by both Shareholders (the "SALE
TRANSACTION"), then, at the closing of such Sale Transaction, the other
Shareholder shall be obligated to sell all Company

shares it holds to such third party at the same price per share; provided, however, that if that other Shareholder does not wish to participate in such
Sale Transaction, it may, by no later than 10 days prior to the date of the intended sale of Company shares to such third party acquirer, acquire all of the
Company shares held by the first Shareholder, at the same price per share and upon the same terms and conditions as those proposed by the third party acquirer. In such cases, the parties shall take such actions as shall be required in order to cause the Company to grant certain employees a bonus in an aggregate amount of US$5 million, which bonus shall be paid to such employees over a period of several years following such Sale Transaction. The identity of such employees, the portion of the bonus allocated to each of them and the period over which such bonus shall be paid to each of them will be determined by
Messrs. Shmuel Shiloh and Uri Lado.

5. PURCHASE OF ADDITIONAL SHARES.

Each Shareholder represents to the other Shareholder that in the event that following the Closing Date, it shall wish to purchase additional shares (or other convertible securities) of the Company (other than acquisitions of no more than an aggregate amount since the Closing Date of 3% of the Company's issued and outstanding share capital by each Shareholder by means of a market trade on a stock exchange) it shall give the other Shareholder a written notice of its intention at least three (3) business days prior to such acquisition, and allow the other Shareholder to participate in such acquisition, pro-rata to its shareholdings in the Company and for the same price per share, provided, however, that the Investor shall not purchase additional shares (or other convertible securities) of the Company in a way that, following such purchase, its shareholdings in the Company shall exceed the higher of (i) Shiloh's direct and indirect shareholdings (i.e., the number of shares) in the Company as of the date of the Closing, and (ii) Shiloh's direct and indirect shareholdings (i.e., the number of shares) in the Company as of the date on which the purchase of
Company securities by the Investor is consummated.

6. INVESTMENTS IN COMPANY'S COMPETITORS.

6.1 In each and every event where party hereto (the "ACQUIRER") intends to acquire an equity interest (the "ACQUISITION") in any of the Company's direct competitors ("COMPETITOR"), it shall promptly notify the Company in writing of such intention and shall specify the following information: (i) the identity of such Competitor, and (ii) the main terms of the proposed Acquisition (including type and number of the Competitor's securities to be acquired and the purchase price) and (iii) subject to the execution by the Company of confidentiality undertakings, similar in terms to its confidentiality undertakings executed by the Acquirer, any and all other information it had received from the Competitor for the purpose of its evaluation of the Acquisition (the "NOTICE").

6.2. The Notice shall constitute an irrevocable offer to the Company to participate in such Acquisition if and when such Acquisition closes, upon the same terms and conditions.

6.3. If the Company wishes to participate in such Acquisition, it shall notify the Acquirer in writing of its agreement to participate in such Acquisition as promptly as possible but in any event within 14 business days of receipt of the
Notice. Such written notification by the Company shall be deemed irrevocable unless, for any reason, the actual terms of the Acquisition significantly deviate from the terms set forth in the Notice, in which case (i) the Acquirer shall be required to promptly notify the Company in writing of the deviation of the terms, and (ii) the Company may refuse to participate provided that it notifies the Acquirer of its refusal in writing within 7 business days.

A Director designated by the Acquirer will not participate or vote in the specific meetings of the Board of Directors of the Company convened for the purpose of approving the participation of the Company in the Acquisition.

6.4. If the Company does not respond to the Notice within said 14 business days of receipt, the Acquirer may consummate the Acquisition without the Company's participation, provided that such Acquisition is consummated (i) in a bona fide transaction, and (ii) upon terms and conditions which, taken as a whole, are not better, from the investor's point of view, than those specified in the Notice.

6.5. Subject to the provisions of Section 6.3 above, if the Company agrees to participate in such Acquisition, the Company shall become a party to such
Acquisition upon the same terms and conditions (such as, but without limitation, if any - the right to appoint directors, right of first refusal, tag along, etc.) granted to the Acquirer, and acquire the same number of the securities of the Competitor as are being acquired by the notifying party.

6.6. It is specifically agreed and understood by the Investor that nothing in this Section 6 shall derogate from, or be interpreted as diminish, any of the
Investor's Directors' obligations and duties towards the Company under any law.

7. INDEMNIFICATION AGREEMENTS. The Parties shall cause the Company to enter into
Indemnification Agreements (the "Indemnification Agreements"), substantially in the form attached hereto as Exhibit 7 with each of the Company' directors, effective as of the date each such person becomes a member of the Company's
Board of Directors.

8. D&O INSURANCE. The parties shall cause the Company to maintain, at all times, a D&O insurance policy with a reputable insurance company, having terms
(including coverage) which are at least as favorable from the Company's and the directors' point of view, as the terms of the Company's existing D&O insurance policy.

9. DISCUSSIONS PRIOR TO MEETINGS. Shiloh and the Investor shall meet regularly and in any event prior to each General Meeting of shareholders of the Company and will review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting such as approval of any merger or acquisition, sale of all or substantially all of the Company's assets, granting of stock options, creation of any debt (other than in the ordinary course of business), distribution of dividends, listing of shares on any additional securities exchange, etc.

10. DIVIDEND DISTRIBUTION/MANAGEMENT FEE/SHAREHOLDERS APPROVAL.

10.1 DIVIDEND DISTRIBUTION. It is the intention of Shiloh and the Investor that the Company shall distribute at least US$5,000,000 in dividends in any relevant year, effective as of calendar year 2006, all subject to the provisions of applicable law. Such distribution of dividend shall be subject to the Company's working capital and capital expenditure requirements, the Company having an annual net after tax profit of at least US$9 million and provided that such distribution shall not adversely affect the Company's ability to raise funds by way of issuance of debentures or other securities.

10.2. MANAGEMENT FEE. The Shareholders hereby agree to vote all of the Ordinary
Shares of the Company now or hereafter owned or controlled by them, whether beneficially or otherwise held by them, in order to cause the Company to enter into (and, upon the approval of the Company's Board of Directors, extend) the
Management Agreement (the "MANAGEMENT AGREEMENT") with the investor (or its designee) in the form attached hereto as EXHIBIT 10.2.

10.3. SHAREHOLDERS APPROVAL. Shiloh hereby agrees and undertakes to vote all of the Company shares owned or controlled by it in favor of (i) the approval of the
Purchase Agreement and the applicable provisions of this Agreement at the
General Meeting of Shareholders of the Company to be convened for such purpose, and (ii) extending and renewing the term of the Management Agreement at any
General Meeting of Shareholders of the Company convened for such purpose. The
Investor hereby agrees and undertakes to vote all of the Company shares owned or controlled by it, at a General Meeting of Shareholders of the Company, in favor of the grant to Shiloh and/or Cotserv, as applicable, of the same registration rights, if any, granted to the Investor in accordance with the provisions of
Section 8.2 of the Purchase Agreement.

11. TERM. This Agreement shall commence upon the Closing and shall terminate on the earlier to occur of: (I) the sixth anniversary of the Closing, (II) the first date on which one of the Shareholders (the "MINOR SHAREHOLDER") holds less than 1,300,000 Ordinary Shares of the Company (as adjusted for stock splits bonus shares and combinations), provided, however, that the Company shares then held by the other Shareholder exceed the shares held by the Minor Shareholder by more than 10% of the Company's then issued and outstanding share capital, or
(III) in the event that the two parties, together, do not designate a majority of the Company's Board of Directors.

12. MISCELLANEOUS

12.1 Fees & Expenses. Each Shareholder shall bear its own legal fees and all related expenses in connection with this Agreement.

12.2 Notices. All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, (iii) if given by air courier, five business days following the date it was sent or (iv) if mailed by registered mail, return receipt requested, two business days following the date it was mailed, to such party's address as set forth below or at such other address as such party shall have furnished to the other party in writing in accordance with this provision:

     If to Shiloh:             c/o Scope Metal Trading & Technical Services Ltd.
                               Re'em Industrial Park
                               Bnei-Aish
                               Tel: 08-8631000
                               Fax: 08-8631020

        with a copy to:        Yoram L. Cohen, Adv.
                               Yoram L. Cohen, Ashlagi, Fisher
                               7 Menachem Begin Street
                               Ramat-Gan, 52521
                               Israel
                               Facsimile: +972-3-611-0600

         If to the Investor:   c/o FIMI Opportunity 2005
                               Ltd.
                               "Rubinstein House"

                               37 begin Road
                               Tel-Aviv, Israel
                               Tel: 03-5652244
                               Fax: 03-5652245

         With a copy to:       Sharon A. Amir
                               Naschitz, Brandes & Co.
                               5 Tuval Street, Tel-Aviv
                               67897
                               Israel
                               Tel: 03-6235022
                               Fax: 03-6235106

or to such other address as the parties may from time to time designate in writing.

12.3 Waiver. Any waiver hereunder must be in writing, duly authorized and signed by the party to be bound, and shall be effective only in the specific instance and for the purpose for which it was given. No failure or delay on the part of
Shiloh or the Investor in exercising any right, power or privilege under this
Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.4. Entire Agreement. This Agreement, the exhibits and the schedules hereto and the documents furnished by the parties hereto in connection with the transactions contemplated herein constitute the entire agreement among the parties hereto and supersede any other agreement that may have been made or entered into by Shiloh or the Investor relating to the transactions contemplated by this Agreement.

12.5 Amendments. This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the parties hereto.

12.6. Limitations on Rights of Third Parties. Other than mentioned in Section 6 above, with respect to the right of the Company to participate in an Acquisition nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than Shiloh and the Investor, any rights or remedies under this Agreement.

12.7 Captions. The captions in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.8 Counterparts. This Agreement may be executed in counterparts and by facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.9 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

12.10 Further Assurances. The parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary or appropriate to effect the provisions and purposes of this Agreement and the consummation of the transactions contemplated hereby.

12.11 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected, impaired or invalidated thereby.

12.12 Assignment. Each of the parties hereto shall not assign or otherwise transfer this Agreement, and/or any of its rights or obligations hereunder to any third party. It is specifically agreed that any sale of shares of the
Company by any of the Shareholders, other than to Permitted Transferees, shall not result in any way whatsoever in the transfer of any of the Shareholder's obligations and/or rights hereunder to the transferee.

IN WITNESS WHEREOF, Shiloh and the Investor have each caused this Agreement to be duly executed as of the date first above written.

/s/ Shmuel Shiloh                       COTSERV COMMERCIAL AND TECHNICAL
-------------------------------------   SERVICES LTD.
SHMUEL SHILOH

                                        By: /s/ Shmuel Shiloh
                                            ------------------------------------
                                        Name  Shmuel Shiloh
                                        Title Chairman

FIMSCO, LIMITED PARTNERSHIP

By: Fimsco Holdings Ltd., General Partner

By: /s/ Ishay Davidi
    ------------------------------------
Name  Ishay Davidi
Title Director